SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
BRADLEY A. KLEIN ˜	FAX: (852) 3740-4727	LOS ANGELES
CHI T. STEVE KWOK *	www.skadden.com	NEW YORK
EDWARD H.P. LAM ♦*		PALO ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE ♦		WILMINGTON
CLIVE W. ROUGH ♦
JONATHAN B. STONE *		BEIJING
BRUSSELS
^ (ALSO ADMITTED IN CALIFORNIA)		FRANKFURT
♦ (ALSO ADMITTED IN ENGLAND & WALES)		LONDON
˜ (ALSO ADMITTED IN ILLINOIS)		MOSCOW
* (ALSO ADMITTED IN NEW YORK)		MUNICH
PARIS
REGISTERED FOREIGN LAWYER		SÃO PAULO
Z. JULIE GAO (CALIFORNIA)		SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO
September 11, 2018

VIA EDGAR

Mr. Robert Littlepage

Mr. Joseph Cascarano

Ms. Kathleen Krebs

Mr. Paul Fischer

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Viomi Technology Co., Ltd (CIK No. 0001742770)
Response to the Staff’s Comments on Registration Statement on Form F-1 Filed on August 28, 2018
File No. 333-227063

Dear Mr. Littlepage, Mr. Cascarano, Ms. Krebs and Mr. Fischer:

On behalf of our client, Viomi Technology Co., Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 7, 2018 on the Company’s Registration Statement on Form F-1 filed on August 28, 2018 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 1 to its registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR with the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Registration Statement, marked to show changes to the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

The Company plans to request that the Staff declare the effectiveness of the Revised Registration Statement on or about September 24, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continued assistance and support in meeting its timetable.

Prospectus Summary

Our dual class share structure with different voting rights will limit your ability to influence corporate matters..., page 51

1.                                      We note that you have adopted a dual-class share structure with different voting rights that will become effective upon completion of the offering. Please discuss why the Board determined to adopt this dual-class structure in connection with the company’s initial public offering.

In response to the Staff’s comment, the Company has inserted the relevant disclosure on page 50 of the Revised Registration Statement.

2.                                      To provide further context regarding how your dual-class structure will operate in practice, please discuss the following:

•                  the percentage of outstanding shares that the Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval;

•                  whether the company may issue additional Class B ordinary shares and how this may further dilute the holders of Class A ordinary shares and ADSs;

•                  the circumstances under which the Class B ordinary shareholders may convert their shares to Class A ordinary shares or are required to convert their Class B ordinary shares; and

•                  the resulting impact of the conversion of Class B ordinary shares on holders of Class A ordinary shares and ADSs, including dilution and lowering of the aggregate voting power of the Class B shareholders, but the increase of the relative voting power of individual Class B ordinary shareholders who retain their shares.

In response to the Staff’s comment, the Company has inserted the relevant disclosure on page 50 of the Revised Registration Statement.

3.                                      To the extent that Mr. Chen and/or the other Class B shareholders will have complete control over the outcome of matters put to a vote of shareholders, please make this clear in the risk factor heading and disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Revised Registration Statement.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices..., page 58

4.                                      Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Refer to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules Compliance and Disclosure Interpretation 203.17.

The Company respectfully advises the Staff that, as of the date hereof,  none of the holders of Class B ordinary shares are U.S. residents. Pursuant to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules Compliance and Disclosure Interpretation 203.17, when an issuer determines whether more than 50 percent of its outstanding voting securities are directly or indirectly owned of record by residents in the United States, the issuer may choose one of the two methods. The issuer may look to whether more than 50 percent of the voting power of those classes on a combined basis is directly or indirectly owned of record by residents of the United States. Alternatively, an issuer may make the determination based on the number of voting securities. The Company believes that it qualifies as a foreign private issuer under either method as of the date hereof.  When making the determination in the future, the Company  will adopt a consistent method as requested by the interpretation.

*                                         *                                         *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +86-21-6193-8210 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/Haiping Li
Haiping Li

Enclosures.

cc:                                Xiaoping Chen, Chairman of the Board of Directors and Chief Executive Officer, Viomi Technology Co., Ltd

Shun Jiang, Chief Financial Officer, Viomi Technology Co., Ltd

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Alex Chan, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary, Gottlieb, Steen & Hamilton LLP